UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: January 31, 2005	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

2

Exhibit 99.1

Press Release

Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

THIRD QUARTER ENDED DECEMBER 31, 2004

Belize City, Belize, January 28, 2005 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $353.2m (2003 — $315.7m) and income from continuing operations of $10.9m (2003 — $8.1m) for the quarter ended December 31, 2004, the third quarter of fiscal 2005. Earnings per share from continuing operations for the quarter ended December 31, 2004 was $0.18 (2003 — $0.13).

For the nine months ended December 31, 2004, revenue was $1,034.7m (2003 — $898.4m) and income from continuing operations was $31.4m (2003 — $24.8m). Earnings per share from continuing operations for the nine months ended December 31, 2004 was $0.52 (2003 — $0.42).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“OneSource had a successful quarter with both good customer retention and new business development contributing to revenue gains. Management is meeting the challenge of improving business performance and productivity and remains firmly focused on providing high-quality and cost-effective solutions to our clients.

“UK Facilities Services benefited from strong seasonal demand for retail merchandising services which showed growth from both established DIY retail customers as well as relationships we are developing with food and consumer retailers. Our focus on customer retention is paying off with good success in contract renewals and extensions in cleaning and related services.

“The pressure of reduced permanent staffing needs in several of our sectors were felt during the holiday period but opportunities in the technology and telecoms sectors continue to be encouraging. The integration of Carlisle Staffing and Professional Staff is well underway and this will provide us with a solid platform for growth. Improving productivity at the combined operation is a top priority.”

Third Quarter Operational Review

Facilities Services

The Facilities Services division reported operating income for the quarter ended December 31, 2004 of $4.0m (2003 — $1.7m) on revenues of $240.8m (2003 — $226.3m). Operating income for the nine months ended December 31, 2004 amounted to $8.7m (2003 — $5.2m) on revenues of $711.5m (2003 — $675.2m).

OneSource met earnings expectations for the third quarter. Solid customer retention remains a significant contributing factor to a strong revenue run rate which has been bolstered by modest improvements in commercial real estate market conditions. OneSource successfully renewed targeted accounts during the third quarter and added over thirty new contracts as a result of business development efforts.

In addition to growth objectives, management continues to pursue ongoing improvements in strategic efficiency initiatives. OneSource’s goal is to provide total cost management solutions to its client base. As a result, significant investments have been made over the past several quarters in technology as well as back office processes and procedures, allowing OneSource to continue to translate internal efficiencies into a more competitive cost structure for the marketplace.

UK Facilities Services achieved good year on year revenue growth, driven by growth in cleaning and related services together with the usual higher seasonal volumes in the retail merchandising operations during the quarter. Some key new business, including existing contract renewals and extensions and some new business in the transport sector, was achieved during the quarter. The security sector continues to experience margin pressure, in part due to increased costs resulting from the impact of new licensing regulations. Management remains focused on cost control and customer retention in the markets for both cleaning services and security services.

Staffing Services

Carlisle Staffing Services reported revenue of $112.4m (2003 — $89.4m) for the quarter ended December 31, 2004. Operating income for the quarter ended December 31, 2004 amounted to $0.7m (2003 — $0.7m). Operating income for the nine months ended December 31, 2004 was $3.6m (2003 — $2.0m) on revenues of $323.2m (2003 — $223.2m). Revenue in the current nine month period was impacted by a full nine month contribution from Professional Staff compared with only a six month contribution in the prior year (see notes to consolidated statements of income).

The Staffing business is well positioned across a broad range of markets which led to both year on year and quarter on quarter growth in revenue during the third quarter. The technology and telecoms sectors continue to show promising growth.

However, the level of activity in the UK Office sector in permanent placement was reduced in the run-up to Christmas and temporary and contract volumes were lower than anticipated, particularly in the Office and Industrial sectors. Third quarter income was affected by contractors taking seasonal vacation. This had a negative impact on gross profit with a number of sectors seeing fewer than anticipated revenue hours worked over the holiday period.

Progress continues on integrating the staffing businesses as Carlisle Staffing and Professional Staff are merged into a single operation. A new management structure was implemented on January 1, 2005, and the integration is expected to accelerate during the fourth quarter.

Financial Services

Financial Services reported a strong performance for the quarter ended December 31, 2004. Operating income for the quarter amounted to $7.7m (2003 — $7.3m). In the nine-month period, operating income increased by 4.2 percent to $22.4m (2003 — $21.5m). The results reflect a 4.5 percent increase in net interest income driven by an 18 percent increase in the average loan portfolio offset by reduced margins.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 80 locations with a weekly temporary/contractor base of over 9,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
770-308-5566	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended December 31, 2004	3 months ended December 31, 2003	9 months ended December 31, 2004	9 months ended December 31, 2003
Net sales
Facilities Services	240.8	226.3	711.5	675.2
Staffing Services	112.4	89.4	323.2	223.2

Total net sales	353.2	315.7	1,034.7	898.4

Operating income
Facilities Services	4.0	1.7	8.7	5.2
Staffing Services	0.7	0.7	3.6	2.0
Financial Services	7.7	7.3	22.4	21.5
Corporate overheads	(1.2)	(1.1)	(3.5)	(3.3)

Total operating income	11.2	8.6	31.2	25.4

Associates	1.1	0.9	3.6	3.1
Net interest expense	(0.5)	(1.0)	(1.3)	(2.9)

Income before income taxes	11.8	8.5	33.5	25.6
Income taxes	(0.3)	(0.3)	(0.7)	(0.5)

Income after income taxes	11.5	8.2	32.8	25.1
Minority interests	(0.6)	(0.1)	(1.4)	(0.3)

Income from continuing operations	10.9	8.1	31.4	24.8
Income from discontinued operations	—	1.6	—	4.4

Net income	10.9	9.7	31.4	29.2

Earnings per ordinary share:

Basic and fully diluted
Continuing operations	$0.18	$0.13	$0.52	$0.42
Discontinued operations	—	$0.03	—	$0.07
Net Income	$0.18	$0.16	$0.52	$0.49

Number of shares – basic	60.4m	60.1m	60.4m	59.8m
Number of shares – diluted	61.0m	60.6m	60.9m	60.2m

Notes:

In April 2004, the Company acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”). Ohsea is a holding company, incorporated in the United Kingdom, whose principle asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services principally to the Scientific and Telecoms/Technology markets.

The acquisition of Ohsea has been accounted for using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder in both the Company and Ohsea. This method of pooling of interests requires that the consolidated financial statements of Ohsea are pooled with those of the Company for all accounting periods reported, with a minority interest elimination for all periods where a non-controlling minority interest existed in the share capital of Ohsea. Ohsea acquired Professional Staff effective July 1, 2003 and consequently the consolidated statements of income of the Company include 100 percent of the results of Ohsea (together with an elimination of the appropriate minority interest) for the nine month period ended December 31, 2004 and for the six month period ended December 31, 2003.

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